SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FBR & Co.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

30247C400
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 496,383 shares
7 Sole Dispositive Power 0
8 Shared Dispositive Power 496,383 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 496,383 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable
13	Percent of Class Represented by Amount in Row (9) 7.2%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 369,682 shares
7 Sole Dispositive Power 0
8 Shared Dispositive Power 369,682 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 369,682 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.3%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 126,701 shares
7 Sole Dispositive Power 0
8 Shared Dispositive Power 126,701 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 126,701 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.8%
23	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 496,383 shares
7 Sole Dispositive Power 0
8 Shared Dispositive Power 496,383 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 496,383 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.2%
12	Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a)	Name of Issuer
FBR & Co.
(b)	Address of Issuer's Principal Executive Offices
1300 North Seventeenth Street, Arlington, VA 22209

Item 2.

(a)	Name of Person Filing
Standard General Master Fund L.P. P Standard General Ltd. Standard General L.P. Soohyung Kim
(b)	Address of Principal Business Office or, if none, Residence
Standard General Master Fund L.P. P Standard General Ltd. Standard General L.P. Soohyung Kim 767 Fifth Avenue, 12th Floor New York, NY 10153
(c)	Citizenship
Standard General Master Fund L.P. – Cayman Islands P Standard General Ltd. – British Virgin Islands Standard General L.P. - Delaware Soohyung Kim – United States
(d)	Title of Class of Securities
Common Stock, $0.001 par value
(e)	CUSIP Number 30247C400

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership **

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
Standard General L.P. – 496,383 shares Standard General Master Fund L.P. – 369,682 shares P Standard General Ltd. – 126,701 shares Soohyung Kim – 496,383 shares
(b)	Percent of Class **
Standard General L.P. – 7.2% Standard General Master Fund L.P – 5.3% P Standard General Ltd. – 1.8% Soohyung Kim – 7.2%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote **
Standard General L.P. – 0 shares Standard General Master Fund L.P. – 0 shares P Standard General Ltd. – 0 shares Soohyung Kim – 0 shares
	(ii)	shared power to vote or to direct the vote **

Standard General L.P. – 496,383 shares Standard General Master Fund L.P. – 369,682 shares P Standard General Ltd. – 126,701 shares Soohyung Kim – 496,383 shares
(iii)	Sole power to dispose or to direct the disposition of **
Standard General L.P. – 0 shares Standard General Master Fund L.P. – 0 shares P Standard General Ltd. – 0 shares Soohyung Kim – 0 shares
(iv)	shared power to dispose or to direct the disposition of **
Standard General L.P. – 496,383 shares Standard General Master Fund L.P. – 369,682 shares P Standard General Ltd. – 126,701 shares Soohyung Kim – 496,383 shares

** This statement is filed by: (i) Standard General L.P. ("Standard General"); (ii) Standard General Master Fund L.P. (the "Master Fund"); (iii) P Standard General Ltd. ("P Standard General" and, together with the Master Fund, the "Funds"); and (iv) Soohyung Kim ("Mr. Kim"), a director of the general partner of the general partner of Standard General.

Standard General serves as investment manager to each of the Funds and, in such capacity, exercises voting and investment control over the shares beneficially owned by the Funds.  Mr. Kim may be deemed to have indirect beneficial ownership of the shares reported herein based on his relationship with Standard General.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest in such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhbit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on July 1, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 14, 2017

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim